UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Alamo Energy Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

393060-10-8

(CUSIP Number)

January 2, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 393060-10-8	13G	Page 2 of 16 Pages

1.	NAMES OF REPORTING PERSONS Range Kentucky Holdings LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,994,800
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE VOTING POWER 2,994,800
	8.	SHARED DISPOSITIVE VOTING POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12.	TYPE OF REPORTING PERSON (see instructions) OO (Limited Liability Company)

CUSIP No. 393060-10-8	13G	Page 3 of 16 Pages

1.	NAMES OF REPORTING PERSONS Range Exploration Partners LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Wyoming
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,994,800
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE VOTING POWER 2,994,800
	8.	SHARED DISPOSITIVE VOTING POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12.	TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company)

CUSIP No. 393060-10-8	13G	Page 4 of 16 Pages

1.	NAMES OF REPORTING PERSONS Ulf Brunnstrom
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,994,800
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 2,994,800
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 393060-10-8	13G	Page 5 of 16 Pages

1.	NAMES OF REPORTING PERSONS Frode Aschim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,994,800
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 2,994,800
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 393060-10-8	13G	Page 6 of 16 Pages

1.	NAMES OF REPORTING PERSONS Petter Hagland
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,994,800
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 2,994,800
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,994,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8%
12.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 393060-10-8	13G	Page 7 of 16 Pages

Item 1(a).	Name of Issuer:

Alamo Energy Corp. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10575 Katy Freeway, Suite 300, Houston, Texas, 77024

Item 2(a).	Name of Person Filing:

Range Kentucky Holdings LLC

Range Exploration Partners LLC

Ulf Brunnstrom

Frode Aschim

Petter Hagland

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office address of each of the Reporting Persons is: c/o Range Exploration Partners LLC, 504 Freemont Street, Thermopolis, Wyoming 82443

Item 2(c).	Citizenship:

Range Kentucky Holdings LLC – Wyoming

Range Exploration Partners LLC – Wyoming

Ulf Brunnstrom — Sweden

Frode Aschim – Norway

Petter Hagland – Norway

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP No.:

393060-10-8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

CUSIP No. 393060-10-8	13G	Page 8 of 16 Pages

(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with Rule 240.13d-l(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a)	Amount beneficially owned:

On January 2, 2014, Range Kentucky Holdings LLC agreed to transfer to the Company 6,889,353 shares of Common Stock held by it in exchange for the return of certain limited liability company interests that were sold by Range Kentucky Holdings LLC to the Company on April 12, 2011. After the transfer, 2,994,800 shares of Common Stock were held by Range Kentucky Holdings LLC. Range Exploration Partners LLC is the sole manager and majority owner (85%) of Range Kentucky Holdings LLC. Range Exploration Partners LLC is managed by Messrs. Aschim, Brunnstrom and Hagland. Each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock held by Range Kentucky Holdings LLC.

Messrs. Aschim, Brunnstrom and Hagland each disclaim their beneficial ownership of the Common Stock reported herein except to the extent of their pecuniary interest therein.

(b)	Percent of class:

As disclosed by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on March 25, 2013, there were 77,911,622 shares of Common Stock outstanding . Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of 3.8% of the total number of outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote.

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote.

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of.

See Item 7 of each cover page.

(iv)	Shared power to dispose of or to direct the disposition of.

See Item 8 of each cover page.

CUSIP No. 393060-10-8	13G	Page 9 of 16 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 393060-10-8	13G	Page 10 of 16 Pages

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Company of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2014

RANGE KENTUCKY HOLDINGS LLC

By: Range Exploration Partners LLC, as manager

/s/ Frode Aschim
Name:	Frode Aschim
Title:	Authorized Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2014

RANGE EXPLORATION PARTNERS LLC

/s/ Frode Aschim
Name:	Frode Aschim
Title:	Authorized Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2014	ULF BRUNNSTROM

/s/ Ulf Brunnstrom
Name: Ulf Brunnstrom

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2014	FRODE ASCHIM

/s/ Frode Aschim
Name: Frode Aschim

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2014	PETTER HAGLAND

/s/ Petter Hagland
Name: Petter Hagland

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated January 3, 2014, by and among (i) Range Kentucky Holdings LLC; (ii) Range Exploration Partners LLC; (iii) Ulf Brunnstrom; (iv) Frode Aschim; and (v) Petter Hagland.

Exhibit B.	Power of Attorney*

Exhibit C.	Power of Attorney*

Exhibit D.	Power of Attorney *

*	Previously filed

Exhibit A

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13G filed on or about this date with respect to the beneficial ownership of securities of Alamo Energy Corp. is being filed on behalf of each of the undersigned. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: January 3, 2014

RANGE KENTUCKY HOLDINGS LLC

By: Range Exploration Partners LLC, as manager

/s/ Frode Aschim
Name: Frode Aschim
Title: Authorized Manager

RANGE EXPLORATION PARTNERS LLC

/s/ Frode Aschim
Name: Frode Aschim
Title: Authorized Manager

/s/ Ulf Brunnstrom
Name: Ulf Brunnstrom

/s/ Frode Aschim
Name: Frode Aschim

/s/ Petter Hagland
Name: Petter Hagland